Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 2004 Tel: 202.739.3000 Fax: 202.739.3001 www.morganlewis.com

Laura E. Flores

Associate

202.739.5684

lflores@morganlewis.com

April 29, 2011

VIA EDGAR

Kimberly A. Browning, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust (formerly, U.S. One Trust) (the “Trust”) – Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A (the “Registration Statement”)
Registration Numbers 333-160877; 811-22320

Dear Mr. Minore,

This letter responds to your comments conveyed to us during a telephone conference on April 21, 2011 relating to the Trust’s Post-Effective Amendment No. 3 filed on March 3, 2011 (“PEA No. 3”). The primary purpose of PEA No. 3 was to file a post-effective amendment pursuant to Rule 485(a) in conjunction with the One Fund’s annual update to, among other related changes, reflect Russell Investment Management Company as the investment adviser for the One Fund. The following summarizes your comments and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s Registration Statement.

1.	Comment: In the Prospectus under “Portfolio Turnover,” please consider disclosing that the Underlying ETFs are subject to portfolio turnover also and that as a shareholder of the Underlying ETFs, the Fund will bear its pro rata share of the Underlying ETFs’ transaction costs associated with portfolio turnover.

Response: We respectfully decline to add the suggested disclosure because we do not believe it is materially relevant for the Fund and its Underlying ETFs. We also do not believe Form N-1A provides for the inclusion of such disclosure. Unlike a traditional fund of mutual funds arrangement, the Underlying ETFs obtain and dispose of their portfolio holdings primarily through the creation and redemption process (i.e., an Authorized Participant contributes a basket of specific securities to the Underlying ETF in exchange for a creation unit of shares) and thus, do not purchase or sell their holdings on the secondary market. As a result, the Underlying ETFs generally do not pay transaction costs in connection with buying and selling their portfolio holdings.

April 29, 2011

2.	Comment: Please disclose under “Principal Investment Strategies of the Fund” in the Prospectus, whether the Fund invests in affiliated and unaffiliated Underlying ETFs, leveraged and inverse Underlying ETFs, and actively managed Underlying ETFs.

Response: We have revised the discussion of the Fund’s principal investment strategies to disclose that it invests in unaffiliated Underlying ETFs. The Fund will not invest in leveraged or inverse Underlying ETFs. In addition, the Fund does not currently invest in actively managed Underlying ETFs, but discloses in the Prospectus that it may invest in “Underlying ETFs that represent asset classes which are not currently represented by the Underlying ETFs or that pursue investment strategies not pursued by the current Underlying ETFs.”

3.	Comment: Please disclose whether the Fund purchases shares of Underlying ETFs on the secondary market or from the Underlying ETFs through the creation process. Please disclose the costs associated with purchasing shares on the secondary market, if applicable.

Response: The Fund does not typically purchase shares on the secondary market and will not purchase them directly from the Underlying ETFs. Rather, the Fund’s Authorized Participants present a basket of Underlying ETF shares to the Fund in exchange for a creation unit(s) of the Fund’s shares. As discussed above in response to comment no. 1, with the exception of a limited number of rebalancing transactions, the Fund does not incur transaction costs in the creation process. Therefore, we have not included the suggested disclosure in the Fund’s Prospectus.

4.	Comment: Please ensure that the risks discussed in Item 9 correspond with those discussed in Item 4.

Response: We have revised the disclosure accordingly.

5.	Comment: Please confirm that the Fund’s AP Agreement has been filed as an exhibit to the Fund’s registration statement.

Response: A form of the Fund’s AP Agreement will be filed with the Fund’s 485(b) filing.

* * * * * * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

April 29, 2011

Please do not hesitate to contact me with any questions or comments at 202.739.5684 or John McGuire at 202.739.5654. We appreciate your attention to this filing.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

cc:	Richard Pfordte, Esq.